Exhibit 99.2

TOYO Co., Ltd. Secures Two Major Supply Agreements Totaling $185.6 Million in Cumulative Purchase Orders for the U.S. Market

●	New commitments from major U.S. developers validate TOYO’s market positioning as a trusted, high-efficiency solar module provider.

TOKYO, June 10, 2026 /PRNewswire/ -- TOYO Co., Ltd. (Nasdaq: TOYO) (OTC: TOYWF), (“TOYO” or the “Company”), a solar manufacturing company, today announced that it has officially executed two master supply agreements with two major U.S. solar energy developers, for cumulative purchase orders of approximately $185.6 million.

Under the terms of the separate agreements, TOYO will supply its high-efficiency solar modules to back a portfolio of commercial and utility-scale projects across the United States.

The multi-million-dollar commitments highlight growing commercial demand for TOYO’s solar modules, which are engineered to offer superior power output, low degradation rates, and optimized levelized cost of energy for large-scale assets.

“Securing $185.6 million in cumulative new orders from two major U.S. renewable energy players is a validation of our operational credibility and commercial strategy,” said Takahiko Onozuka, Chairman and Chief Executive Officer of TOYO. “Utility-scale buyers are increasingly prioritizing transparency, execution track record, and strict regulatory compliance. As a manufacturer structured from inception to meet rigorous U.S. standards, TOYO is well-positioned to serve as a long-term, assured partner to the domestic solar sector.”

Delivery and Compliance Overview

●	Project Deployment: The solar modules supplied under the two agreements will be deployed across multiple project sites located in Texas, New York and Maine, supporting the expansion and regional diversification of utility-scale clean solar energy generation.

●	Assured Supply Chain Integrity: All modules delivered under these contracts will utilize TOYO’s established non-Chinese wafer sourcing channels. This strategy significantly mitigates supply chain risk by reducing exposure to geopolitical volatility and evolving tariff frameworks.

●	FEOC-Compliant Manufacturing: Production will be executed across TOYO’s designated manufacturing footprint, supporting customer compliance requirements and positioning the final products to align with evolving domestic content and FEOC (Foreign Entity of Concern)-compliance guidelines favored by U.S. project financing sources.

Regarding financial impact, the Company notes that the revenue associated with the purchase orders will be recognized as physical product deliveries are completed, in accordance with GAAP revenue recognition standards.

About TOYO Co., Ltd.

TOYO is a solar manufacturing company that is committed to becoming a vertically integrated solar manufacturer in the global market, integrating the upstream production of wafers and silicon, midstream production of solar cells, downstream production of photovoltaic modules, and potentially other stages of the solar power supply chain. TOYO is well-positioned to produce high-quality solar cells and modules at a competitive scale and cost.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding expected growth of TOYO, supply agreements, purchase orders, TOYO’s manufacturing expansion plan, and strategies for building up an integrated value chain in the U.S. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of TOYO’s management and are not predictions of actual performance.

These statements involve risks, uncertainties, and other factors that may cause actual results, activity levels, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Although TOYO believes that it has a reasonable basis for each forward-looking statement contained in this press release, TOYO cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the documents filed by TOYO from time to time with the Securities and Exchange Commission. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Except as may be required by law, TOYO does not undertake any duty to update these forward-looking statements.

Contact Information
For TOYO Co., Ltd.
IR@toyo-solar.com

Crocker Coulson
Email: crocker.coulson@aumadvisors.com
Tel: (646) 652-7185